UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Garner, Cam L.
   c/o Spiros Development Corporation II, Inc.
   7475 Lusk Blvd.
   San Diego, CA  92121
   USA
2. Issuer Name and Ticker or Trading Symbol
   Spiros Development Corporation II, Inc.
   SDCO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Callable Common Stock, par |12-18-|P   | |6,250             |A  |$16.00(2)  |6,250              |D     |                           |
value $.001 per share(1)   |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to|$14.00  |12-16|A   |V|80,000     |A  |12-16|12-16|Callable Com|80,000 |       |80,000      |D  |            |
 buy)                 |        |-97  |    | |           |   |-02  |-07  |mon Stock   |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Allocation from  Defer|        |12-22|J(3)| |50,630     |A  |     |     |Callable Com|50,630 |       |50,630      |I  |(3)         |
red Compensation Plan |        |-97  |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
- Callable Common Stoc|        |     |    | |           |   |     |     |            |       |       |            |   |            |
k(3)                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Callable Common Stock was issued as a component of Units consisting of one share of Callable Common Stock of Spiros Development
Corporation II, Inc. ("SDCII") and one Warrant to purchase one-fourth of one share of Common Stock of Dura Pharmaceuticals, Inc. ("Dura") (the
"Units").
(2) The purchase price reflects the full price of the Units described in Footnote (1) above and does not attempt to allocate the purchase price of the securities comprising the
Units.
(3) Allocation (based upon participation and payroll deduction) of shares of Callable Common Stock, which are a component of Units described in
Footnote (1) above which were purchased and are held by the Trustee for the Deferred Compensation Plan of Dura. Source of funds for the purchase is the participant's contribution. Reporting person has no direct ownership in, and has no voting rights associated with, the shares of
Callable Common Stock, which are a component of the
Units.
SIGNATURE OF REPORTING PERSON
/s/ Cam L. Garner
DATE
January 9, 1998